Enterra Energy Trust Announces New Director Appointment

Calgary, Alberta – (Marketwire – January 2, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces that it has appointed Mr. Michael Doyle as a new director of the Trust.  Mr. Doyle, a Calgary-based Professional Geophysicist, has over 35 years of wide-ranging experience in the finding, development and production of hydrocarbons.  He is a principal of privately held CanPetro International Ltd., and the Chairman of Madison PetroGas Ltd.  He was previously a principal and President of Petrel Robertson Ltd. where he was responsible for providing advice and project management to clients in Canada and internationally.  Mr. Doyle holds a Bachelor of Science degree in Mathematics and Physics from the University of Victoria.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com